UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76256 / October 26, 2015

Admin. Proc. File No. 3-16708

In the Matter of

BUCKHEAD COMMUNITY BANCORP, INC.,
CARIBBEAN EXPLORATION, INC.,
COFFEE EXCHANGE, INC.,
COLONY ENERGY, INC., and
WATCHIT MEDIA, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Buckhead Community Bancorp, Inc., Caribbean Exploration, Inc., Coffee Exchange, Inc., Colony Energy, Inc., or Watchit Media, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Buckhead Community Bancorp, Inc., Caribbean Exploration, Inc., Coffee Exchange, Inc., Colony Energy, Inc., and Watchit Media, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Buckhead Cmty. Bancorp, Inc., Caribbean Exploration, Inc., Coffee Exch., Inc., Colony Energy, Inc., and Watchit Media, Inc.,* Initial Decision Release No. 872 (Aug. 24, 2015), 112 SEC Docket 05, 2015 WL 5000993. The stock symbol and Central Index Key numbers are: 1026304 for Buckhead Community Bancorp, Inc.; 1310118 for Caribbean Exploration, Inc.; 1121806 for Coffee Exchange, Inc.; 1427310 for Colony Energy, Inc.; and WMDA and 1004963 for Watchit Media, Inc.

pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Buckhead Community Bancorp, Inc., Caribbean Exploration, Inc., Coffee Exchange, Inc., Colony Energy, Inc., and Watchit Media, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 872
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16708

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BUCKHEAD COMMUNITY BANCORP, INC., CARIBBEAN EXPLORATION, INC., COFFEE EXCHANGE, INC., COLONY ENERGY, INC., and WATCHIT MEDIA, INC.	INITIAL DECISION ON DEFAULT August 24, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On July 29, 2015, the Securities and Exchange Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. Respondents were served with the OIP by August 6, 2015, and Answers were due by August 19, 2015. *Buckhead Cmty. Bancorp, Inc.*, Admin. Proc. Rulings Release No. 3028, 2015 SEC LEXIS 3264 (Aug. 11, 2015). On August 11, 2015, I ordered that a telephonic prehearing conference be held on August 20, 2015, and warned that I would default any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. *Id.* No Respondent appeared at the prehearing conference and to date no Respondent has filed an Answer or otherwise defended the proceeding.[1]

Findings of Fact

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f).

[1] During the prehearing conference held on August 20, 2015, I mentioned that this Office's Administrative Proceeding Tracking System (APTS) reflected the filing of a declaration by Fred Caromano on August 13, 2015, but that I had not received a copy of such declaration. The Division noted that it had not heard from any of the parties and was not aware of said declaration. The Office of the Secretary subsequently informed this Office that the declaration had erroneously been listed on APTS as associated with this proceeding, which has now been corrected.

Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Buckhead Community Bancorp, Inc., Central Index Key (CIK) No. 1026304, is a dissolved Georgia corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $6,573 for the prior three months. On December 31, 2009, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, and the case was terminated June 4, 2015.

Caribbean Exploration, Inc., CIK No. 1310118, is an inactive Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 1, 2004.

Coffee Exchange, Inc., CIK No. 1121806, is a revoked Nevada corporation located in McKinney, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2008, which reported a net loss of $34,555 from the company's January 31, 2000, inception to September 30, 2008.

Colony Energy, Inc., CIK No. 1427310, is a forfeited Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $401,837 from the company's July 20, 2000, inception to September 30, 2008. Moreover, the company has never filed a Form 10-K.

Watchit Media, Inc., CIK No. 1004963, is a void Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of $2,514,000 for the prior nine months. As of July 20, 2015, the company's stock (symbol WMDA) was traded on the over-the-counter markets.

Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious violations because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that they repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Buckhead Community Bancorp, Inc., Caribbean Exploration, Inc., Coffee Exchange, Inc., Colony Energy, Inc., and Watchit Media, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, Respondents have the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge